UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
México, D.F. 11311
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

English translation of a press release issued by Petróleos Mexicanos on February 16, 2015.

* * *

PETRÓLEOS MEXICANOS

Date: February 16, 2015

MEXICO, D.F.

Petróleos Mexicanos’ 2015 Budget Adjustment

Over the last eight months, the global oil and gas industry has experienced significant changes in the reference prices of crude oil. During 2014, the weighted average price of crude oil exported by Petróleos Mexicanos and its subsidiaries (“PEMEX”) was U.S. $86.00 per barrel, reaching levels above U.S. $100.00 per barrel. The current weighted average price of crude oil exported by PEMEX is approximately U.S. $49.00 per barrel, while in January of this year it decreased to as low as U.S. $37.00 per barrel.

The sharp fall in crude oil prices may be the result of new structural conditions of the market. Most industry analysts foresee low crude oil prices continuing for months or even years.

In preparing PEMEX’s budget for fiscal year 2015, the Mexican government estimated that the weighted average price of crude oil exported by PEMEX would be U.S. $79.00 per barrel. This average was used to forecast PEMEX’s annual revenues and to establish its capital expenditures limits.

Based on these estimates, the Mexican Congress authorized a Ps. 540 billion capital expenditures budget for PEMEX in 2015. One-third of this budget was to be used for operations and to meet labor and pension obligations, while the remaining Ps. 366 billion was to be used to carry out the company’s investment plan.

The legislation implemented as part of Mexico’s energy reform established a special regime governing PEMEX’s budget, which grants PEMEX greater autonomy to direct funds to its most profitable business opportunities. At the same time, PEMEX must comply with annual financial balance goals, which aim to maintain a balance between revenues and expenses, including the costs associated with servicing debt, during the year. The financial balance goal for 2015 is a deficit of Ps. 155 billion.

Given the decrease in international crude oil prices and PEMEX’s budgetary regime, budget cuts are necessary in order to comply with the financial balance goal established by the Mexican Congress. With the aim of meeting the financial balance goal, on February 13, 2015, the Board of Directors of Petróleos Mexicanos approved the Director General’s Ps. 62.0 billion budget adjustment plan. The adjustment represents an 11.5% decrease compared to the budget approved by the Mexican Congress.

By implementing the budget adjustment plan, PEMEX intends to be able to operate with a more balanced financial position for the rest of the year and continue its medium- and long-term growth plans, without the need to incur more debt than the amount included in its approved financing program.

The budget adjustment plan was based on the following guiding principles:

  minimizing the impact on crude oil and gas production;
  minimizing the impact on the reserves replacement rate;
  maintaining capacity to supply petroleum products domestically;
  minimizing the impact on the safety and reliability of PEMEX’s facilities and compliance with environmental regulations;
  minimizing the potential impact on future competitiveness in the domestic petroleum products market; and
  increasing PEMEX’s profitability.

It is important to highlight that oil and gas companies are capital-intensive. Because of this, and given the size of the required budget adjustment, a significant portion of the adjustment will impact PEMEX’s investments.

While one of the guiding principles of the budget adjustment plan is maintaining the capacity to supply the domestic market with petroleum products, the size of the budget adjustment will likely result in delays of certain related projects, including the reconfiguration of refineries and the clean fuels project associated with ultra-low sulfur gasoline.

PEMEX recognizes the importance of its long-term relationships with its contractors; however, many of its agreements with contractors were entered into under different market conditions. In line with industry practices and PEMEX’s past responses to significant drops in crude oil prices, the Board of Directors of Petróleos Mexicanos instructed PEMEX’s management to reach out to contractors to renegotiate its existing agreements with contractors. PEMEX will carry out such renegotiations in strict compliance with applicable law.

Moreover, the Board of Directors called on the Director General to take significant steps to decrease general expenses, including those related to human resources and personnel services. The aim is to minimize the impact of the budget cuts on productive projects, in line with the practices of other oil and gas companies.

In addition to the actions proposed by the Board of Directors, including significant adjustments to capital expenditures and finding ways to minimize the impact of the budget adjustment on the production of hydrocarbons, PEMEX’s management team presented different proposals, which in accordance with applicable law and the financial balance requirements established by the Mexican Congress, would allow for broader participation of the private sector in PEMEX’s capital expenditures projects. It is worth noting that these proposals are now feasible as a result of the recent enactment of the energy reform.

The Board of Directors also approved resolutions allowing for the implementation of the Austerity and Rational Use of Resources Program pursuant to the new Petróleos Mexicanos Law, which is expected to produce additional savings throughout the year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: /s/ Carlos Caraveo Sánchez
Carlos Caraveo Sánchez
Associate Managing Director
of Finance

Date: February 24, 2015

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;
•	activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition, including on our ability to hire and retain skilled personnel;
•	limitations on our access to sources of financing on competitive terms;
•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;
•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
•	technical difficulties;
•	significant developments in the global economy;
•	significant economic or political developments in Mexico; including developments relating to the implementation of the laws that implement the new legal framework contemplated by the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Political Constitution of the United Mexican States relating to energy matters);
•	developments affecting the energy sector; and
•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.